John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

March 29, 2018

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: GlobalTech Holdings, Inc.

Offering Statement on Form 1-A

File No. 024-10755

Dear Ms. Jacobs:

We received a verbal comment about the compensation table. Please be advised that the table is correct. While the Company did not pay cash compensation, it did accrue the compensation expense in its financial statement.

Additionally, New York State has registered the offering. Their letter is attached.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E. Lux

John E. Lux

1

ERIC T. SCHNEIDERMAN ATTORNEY GENERAL	STATE OF NEW YORK OFFICE OF THE ATTORNEY GENERAL (212) 416-8222	DIVISION OF ECONOMIC JUSTICE INVESTOR PROTECTION BUREAU

March 23, 2018

Ormand Hunter

GlobalTech Holdings, Inc. 116

Lakewood Drive

Thomasville, GA 31792

Entity Name:	GlobalTech Holdings, Inc.
Date Rec'd.:	11/22/2017
File Number:	S34-19-12
Registration Type	M-11
Fee:	$1200

Dear Sir/Madam:

This letter is to acknowledge the registration of GlobalTech Holdings, Inc., and the receipt of the above filing fee.

The effective registration date is 11/22/2017.

Please note that your registration number MUST appear on all future correspondence.

Very truly yours,

Investor Protection Bureau Registration Section

THIS REGISTRATION .EXPIRES FOUR YEARS FROM THE EFFECTIVE REGISTRATION DATE.